SOS Limited

Room 8888, Jiudingfeng Building, 888 Changbaishan Road

Qingdao Area, China (Shandong) Pilot Free Trade Zone

People’s Republic of China

February 5, 2021

VIA EDGAR

Mr. David Lin

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

Re:	SOS Limited Registration Statement on Form F-3 Filed January 21, 2021 File No. 333-252279

Dear Mr. Lin:

SOS Limited (the “Company”, “SOS,” “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated February 4, 2021 regarding its Registration Statement on Form F-3 (the “F-3”) publicly filed on January 21, 2021. For ease of reference, we have repeated the Commission’s comments in this response letter and numbered them accordingly. An amended F-3 (“Amendment No.1 to F-3”) is being submitted publicly to accompany this response letter.

Registration Statement on Form F-3

General

1. We note that you relied upon General Instruction I.B.5. for purposes of selling up to $60 million of the securities registered on your prior Form F-3 declared effective November 30, 2020 (File No. 333-250145). Given the prospectus supplement you filed on December 28, 2020, please tell us how you concluded that you have not offered or sold any securities pursuant to General Instruction I.B.5. of Form F-3 during the 12 calendar months prior to and including the date of the prospectus, as you state on the cover page, and revise as appropriate. With respect to the primary offering, to the extent that you are relying on General Instruction I.B.5., please revise the cover page to disclose the calculations required by Instruction 7 thereto, including the aggregate market value of your outstanding voting and nonvoting common equity pursuant to General Instruction I.B.5. Alternatively, please provide us with the calculations used to determine that you meet the $75 million public float set forth in General Instruction I.B.1.

Response: Pursuant to the Staff’s comment, we have revised the cover page of Amendment No.1 to F-3 accordingly. With respect to the primary offering, the following calculations were used to determine that we meet the $75 million public float set forth in General Instruction I.B.1:

The aggregate market value of our outstanding ordinary shares held by non-affiliates, or public float, as of February 4, 2021, was approximately $218.85 million, which was calculated based on 605,673,406 Class A Ordinary Shares and 23,207,511 Class B Ordinary Shares held by non-affiliates and the per ADS price of $3.48 (which equals $0.348 per ordinary share), which was the closing price of our ADS on the New York Stock Exchange on February 4, 2021.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Joan Wu at jwu@htflawyers.com or by telephone at 212-530-2208.

Very truly yours,

/s/ Yaidai Wang
Yandai Wang
Chairman of the Board, Chief Executive Officer

cc:	Joan Wu, Esq.
Hunter Taubman Fischer & Li LLC